March 3, 2025

United States Security and Exchange Commission

Division of Corporation Finance

Washington D.C.

20549

File No. 000-24027

Dear Sirs,

We are providing NXT Energy Solutions Inc.’s  (the “Company”) detailed response to your inquiry dated December 20, 2024 (the “Letter”) regarding the Form 20-F for the Fiscal Year Ended December 31, 2023.

On March 3, 2025 the Company has refiled Form 20-F/A.  Below is a detailed response to items in your Letter.

Division of Corporation Finance Comment:

Exhibit 15.1 Financial Statements Report of Independent Registered Accounting Firm, page 1 We note your disclosures on pages 69 and 70 regarding the change in auditors for 2023 and see that you have included an audit opinion from the current auditor covering the recent fiscal year. However, you have not included an audit opinion from the prior auditor for 2022 and 2021.

Company’s Response:

The Company has now included the following in the 20-F/A:

1.	Exhibit 15.1 (Audit Report of KPMG LLP for the years ended December 31, 2022 and 2021); and
2.	Exhibit 15.5 (Consent of KPMG LLP).

In addition, the Company will ensure that the Audit Report of KPMG LLP for the year ended December 31, 2022 and the related Consent of KPMG LLP is included in the  Form 20-F for the Fiscal Year Ended December 31, 2024.

Division of Corporation Finance Comment:

Please obtain and file in a complete amendment to the annual report the audit opinion or audit opinions that are necessary to comply with this requirement. Please ensure that the certifications at Exhibits 12.1, 12.2, 13.1 and 13.2 are updated concurrently with the amendment. Please also update the language in Exhibit 13.2 which presently refers to the 2022 annual report rather than the 2023 annual report.

#302 3320 17th Ave. SW, Calgary, AB T3E 0B4

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Company’s Response:

The Company has now filed a complete amendment to the December 31, 2023 Form 20-F/A.  In addition to the Exhibits 15.1 and 15.5 we have updated the following:

1.	Certificates in Exhibits 12.1, 12.2, 13.1, and 13.2 have been updated concurrently with the amendment; and
2.	The language in Exhibit 13.2 now refers to the 2023 annual report.

Best Regards,

“/s/ Eugene Woychyshyn”

Eugene Woychyshyn

Chief Financial Officer

NXT Energy Solutions Inc.

ewoychyshyn@nxtenergy.com

403-206-0805

#302 3320 17th Ave. SW, Calgary, AB T3E 0B4

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